

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

Via E-mail
Mr. Bernard L. McCracken
Interim Principal Accounting Officer
The Children's Place Retail Stores, Inc.
500 Plaza Drive
Secaucus, NJ 07094

> **Re: The Children's Place Retail Stores, Inc.**
> **Form 10-K for the Year Ended January 28, 2012**
> **Filed March 23, 2012**
> **File No. 000-23071**

Dear Mr. McCracken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   We note the discussion in your first quarter earnings conference call regarding how high birth rates are projected to reach their 2008 levels in 2015 or later. With a view to revised disclosure in future filings, please tell us whether the projected decrease represents a known material trend.

2.   We note over the last few years, your sales growth has been generated from the opening of new stores while comparable retail sales have decreased over the last three years. The numbers of stores you have opened and closed have increased as well year over year. Please provide draft disclosure to be included in future filings that discusses the following items:

- Explain how the increases in sales from new store openings over the last two years have translated into or contributed to the comparable store decreases year over year during the past two years once the new stores have been opened for a year and start contributing to comparable store figures. In this regard, please explain further how comparable store sales continue to decrease when you are building a portfolio of stores that appear to be performing well in their first year of operation. Your response should discuss whether new stores experience the same decline in the number of transactions and increase in markdowns after their first year of operation and if so how management considers this in their policy for determining which stores to open; and

- Explain how the increase in the number of store closings has contributed to the decrease in comp store sales. Discuss how management determines which stores to close and how these determinations were considered in your impairment analysis. To the extent you close only underperforming stores, tell us how you considered the 34 store closings in 2011 in your impairment analysis.

3.   We note you have recorded impairment charges in each of the periods presented; specifically you disclose that you impaired seven and eight underperforming stores during fiscal 2011 and 2010 and one store in the first quarter 2012. With regard to your impairment policy and recently recorded impairments, please provide draft disclosure to be included in future filings, that addresses the following:

- The number of stores you tested for impairment at each balance sheet date and the reasons for any significant increases or decreases in the number of stores tested. We note your policy on page 28 that states you test "all stores that have been open for at least two years or sooner if circumstances should dictate." Considering the declining trend in comparable stores sales as well as margins, it would appear that some stores may be tested sooner;

- Discuss the facts and circumstances surrounding the impairments, including the nature of the stores that have been impaired, whether these are stores you have decided to close, the carrying amount of the assets recorded that remain after the impairment and how you determined that the remaining assets were recoverable. This information could be provided in a tabular format; and

- For the stores that you have continually assessed each quarter or each year for impairment, disclose the total amount of remaining assets at these stores and how you determined those assets are recoverable.

12. Income Taxes, page 62

4.   Please tell us what is included in income from continuing operations from foreign operations. In this regard, your footnote 12 discloses $58.1 million in income from

continuing operations from foreign operations when your segment footnote presents operating income from Canada of $29.2 million. Absent the difference of interest expense between segment operating income and income from continuing operations before taxes, please explain how you are generating this foreign income. Further discuss your subsidiary operations in Hong Kong and Asia as it appears you do not have any stores in those locations.

5.   Please tell us the evidence used to support the permanent investment assertion that foreign unremitted earnings are indefinitely reinvested in Hong Kong and Asian subsidiaries in order to qualify for the indefinite reversal exception. See ASC 740- 30-25-17. Consideration should be given to all available information including past historical actions, operating and capital plans of Hong Kong and Asian subsidiaries and your ability to continue to reinvest if there is a change in market conditions. Please also tell us, and clarify in future filings, if you elected to make a full or partial reinvestment assertion for a portion or all unremitted earnings for these subsidiaries.

6.   We note that you received $32.2 million in distributions from your Canadian subsidiary in 2009, which was used to assist in share repurchases in the U.S. You also disclose that the distribution was one time in nature and therefore it did not affect your assertion that undistributed earnings were permanently reinvested. Considering your current volume of share repurchases and new 2012 repurchase program, please tell us the basis for your determination and how you have the intent and ability to indefinitely postpone the remittance of Canadian earnings to the U.S. and continue to qualify for the indefinite reversal exception. In doing so include any specific plans as evidence the indefinite reversal criteria were present to overcome the presumption that all undistributed earnings will be transferred to the parent company.

14. Segment Information, page 67

7.   On page nine you disclose that e-commerce sales now account for approximately 10% of total net sales in fiscal 2011 and assert this business is a top strategic growth priority for you. We also note the discussion on page 30 indicates comparable stores sales are experiencing deteriorating operations which is in sharp contrast to the growth trend reported by comparable e-commerce sales. Please tell us how you determined that including the e-commerce business within the U.S and Canadian reporting segments is appropriate and how you identified your operating and reporting segments in accordance with ASC 280-10-50. Please also provide us with a courtesy copy of the financial package used by the chief operating decision maker to assess performance and allocate resources to support the assertions in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s//Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining